James River Coal Company
901 East Byrd Street
Suite 1600
Richmond, Virginia 23219-4529
804-780-3000

September 21, 2010

VIA EDGAR AND FACSIMILE

H. Roger Schwall
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Facsimile: (202) 772-9368

Re:	James River Coal Company
Registration Statement on Form S-3
File No. 333-168628 – Acceleration Request

Dear Mr. Schwall:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, James River Coal Company (the “Company”) hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced Registration Statement (the “Registration Statement”), and declare the Registration Statement, as may then be amended, effective as of 5:00 p.m., Washington, D.C. time, on September 23, 2010, or as soon thereafter as practical.

The Company also requests the Commission to specifically confirm such effective date and time to the Company in writing.

The Company acknowledges the following:

a.           Should the Commission or its Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

b.           The action of the Commission or its Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

c.           The Company may not assert the Commission’s acceleration of the effective date of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                                                               Sincerely,

                                                                                               James River Coal Company

                                                                                               /s/ Samuel M. Hopkins II

                                                                                               Samuel M. Hopkins II
                                                                                               Vice President and Chief Accounting Officer

cc:           David A. Stockton